Ladder Capital Corp

345 Park Avenue, 8th Floor

New York, New York 10154

July 28, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Ladder Capital Corp

Registration Statement on Form S-3

Filed July 21, 2015

File No. 333-205775

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-205775) filed by Ladder Capital Corp on July 21, 2015:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Michael Kim of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4746.

*   *   *   *   *   *   *

Sincerely,

/s/ Pamela McCormack
Pamela McCormack
Chief Strategy Officer, General Counsel and Co-Head of Securitization

cc:                                Joshua N. Korff, Esq.

Michael Kim, Esq.

Kirkland & Ellis LLP